Wells Fargo Securities, LLC

301 South College Street

Charlotte, NC 28288-8905

VIA EDGAR

January 23, 2012

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attn: Mr. Edward P. Bartz

DoubleLine Opportunistic Credit Fund (the “Fund”)

Registration Statement on Form N-2 (File Nos. 811-22592 and 333-

175891)

Dear Mr. Bartz:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we, on behalf of the several underwriters, wish to advise you that distribution of the Registration Statement on Form N-2 as filed on January 4, 2012 and the Preliminary Prospectus dated January 4, 2012 began on January 5, 2012 and is expected to conclude at approximately 5:00 p.m., Eastern Time, on January 26, 2012, with anticipated distribution results as follows: a limited number of Registration Statements have or will be sent to underwriters and approximately 65,000 copies of the Preliminary Prospectus have or will be sent to underwriters, dealers and institutions.

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of the underwriters of the offering of common shares of beneficial interest of the Fund, hereby joins in the request of the Fund for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 9:00 a.m. on Thursday, January 26, 2012, or as soon thereafter as practicable.

Sincerely,

WELLS FARGO SECURITIES, LLC

As Representative

By: WELLS FARGO SECURITIES, LLC

By:	/s/ Jerry Raio
Name: Jerry Raio
Title: Managing Director